July 31, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Mail Stop 4561
Washington, D.C. 20549-3720

Attention:	Craig D. Wilson, Sr. Assistant Chief Accountant
Rebekah Lindsey, Staff Accountant

Re:    NantHealth, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File No. 001-37792
Ladies and Gentlemen:
NantHealth, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated July 17, 2017 (the “Comment Letter”) with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2016 (the “2016 Annual Report”) filed on March 31, 2017 (File No. 001-37792).
For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Investment in Related Party, page 122
1.To the degree it is reasonably possible that your estimate of the impairment of the equity method investment in NantOmics will change in the near term, please revise future disclosure to include an analysis of your estimate’s sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Provide both qualitative and quantitative disclosure if quantitative information is reasonably available. Refer to Section V of SEC Release No. 33-8350.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, it will provide an analysis of varying outcomes of the impairment of the equity method investment in NantOmics to the degree that it is reasonably possible that the estimate of the impairment of the investment would change in the near term and would have a material effect on our financial statements. The Company will present varying outcomes of the impairment based on alternate values of key determinants, including forecasted revenue growth; earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin, and the weighted average cost of capital (“WACC”) or discount rate, used in its discounted cash flow model to estimate the fair value of its investment in NantOmics. Based on the foregoing, the Company intends to modify its prospective disclosure in future filings as follows:

U.S. Securities and Exchange Commission
July 31, 2017

Investment in Related Party
Investment in and advances to a related party in which we have a substantial ownership interest of approximately 20% to 50%, or for which we exercise significant influence but not control over policy decisions, are accounted for by the equity method. An investment in a limited liability company that is similar to a partnership is also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). As part of that accounting, we recognize gains and losses that arise from the issuance of stock by a related party that results in changes in the proportionate share of the dollar amount of the related party’s equity.
The investment in related party is assessed for possible impairment when events indicate that the fair value of the investment may be below the carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in net loss. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and our ability and intention to retain the investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s market value. The new cost basis of the investment is not changed for subsequent recoveries in fair value.
In the case of our related party investee, NantOmics, a privately held limited liability company, the fair value of our equity method investment is estimated using the income approach.  The income approach utilizes a discounted cash flow model incorporating management’s expectations of the investee’s future revenue, operating expenses, and earnings before interest, taxes, depreciation and amortization, capital expenditures and an anticipated tax rate (“EBITDA”). The related cash flow forecasts are discounted using an estimated weighted average cost of capital (“WACC”) at the date of valuation.
The Company bases its assumptions on projected financial information that the Company believes is reasonable, but those assumptions require judgment and are forward looking in nature. However, actual results may differ materially from those projections. The most impactful assumptions would include estimated revenues, estimated EBIDTA margins and the WACC. For example, if NantOmics’ revenues were subsequently materially lower than expected, if significant adverse changes were to occur in its operating environment, if a significant increase in the discount rate were to be needed, and/or if changes in other assumptions were to happen, the Company’s estimate of the fair value of its equity investment in NantOmics could change materially.
Qualitative matters that may impact our estimates of the fair value of our equity investment in NantOmics include assumptions regarding the timing and ramp of provider, payer and pharma adoption of genomic and proteomic tests, accompanying market pricing pressures on the Company’s GPS Test and resultant impact on amounts owed by the Company under a reseller arrangement to NantOmics, potential success of alternate diagnostic testing solutions from competitors, regulatory impacts, technological shifts and advances in diagnostic testing for cancer, and laboratory operational matters that may impact NantOmics’ ability to deliver its services in sufficient scale.

U.S. Securities and Exchange Commission
July 31, 2017

As a result of the Company’s analysis of the estimated fair value of its investment, the Company recorded an other than temporary impairment on its equity method investment in NantOmics of $xx,xxx during the year ended (date). The Company based its assumptions on projected financial information that the Company believes is reasonable; however, actual results may differ materially from those projections. It is reasonably possible that the estimate of the impairment will change in the near term if future NantOmics revenues are materially lower than expected; if future EBITDA margins are materially lower than expected; and/or, if the Company were to determine that the WACC used in a future discounted cash flow model would need to be significantly increased. These three estimates represent the most significant drivers of the estimated fair value of the discounted cash flow model. To demonstrate, as of (date), while holding all other estimates in the Company’s estimated discounted cash flow model constant, a 100 basis point decline in our discrete and terminal period revenue growth rate and EBITDA margins, and a 100 basis point increase in the WACC used in the model would have resulted in respective increases in the other than temporary impairment of $xx,xxx, $xx,xxx, and $xx,xxx on the Company’s equity method investment in NantOmics.

Differences between the carrying value of an equity investment and its underlying equity in the net assets of the related party are assigned to the extent practicable to specific assets and liabilities based on our analysis of the various factors giving rise to the difference. When appropriate, our share of the related party’s reported earnings is adjusted quarterly to reflect the difference between these allocated values and the related party’s historical book values.
NantHealth Consolidated and Combined Financial Statements
Note 10. Investments, page 151
2.    In view of your disclosure that indicates your preferred stock investment in IOBS is convertible into common please tell us how you concluded that this investment is not in-substance common stock pursuant to ASC 323-10-15-13 such that the equity method of accounting would be required. In your response, please address how you considered the degree of significant influence your board representation would have on application of the equity method pursuant to ASC 323-10-15-6. Also, please tell us whether you evaluated the need to provide separate financial statements for this entity pursuant to Rule 3-09 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company has the ability to exercise significant influence over the operating and financial policies of Innovative Oncology Business Solutions, Inc. (“IOBS”) as a result of its ability to appoint two directors to IOBS’ Board of Directors, it does not believe the Series A preferred stock of IOBS is considered in-substance common stock based on the guidance in ASC 323-10-15-13. Particularly, in-substance common stock is defined as “an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock” and the guidance states in determining whether an investment in an entity is substantially similar to that entity’s common stock, “an investor shall consider all of the following characteristics when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock:

a)	Subordination…;

b)	Risks and rewards of ownership…; and,

c)	Obligation to transfer value…”

ASC 323-10-15-14 goes on to state that “If the investor determines that any one of the characteristics in the preceding paragraph indicates that an investment in an entity is not substantially similar to an investment in that entity’s common stock, the investment is not in-substance common stock.” In accordance with ASC 323-10-15-13(a) and 15-16, the Company assessed whether its investment in IOBS’ Series A preferred stock should be considered in-substance common stock as of the investment date based on the terms of the Series A preferred stock, as follows:

U.S. Securities and Exchange Commission
July 31, 2017

•
Subordination (liquidation preference): On June 16, 2015, the Company invested $1.75 million in IOBS in exchange for 1.75 million shares of IOBS’ Series A preferred stock, or a purchase price of $1.00 per share. Prior to any payment being made to IOBS’ common stockholders in liquidation, the Series A preferred stockholders are entitled to receive the greater of (i) $1.00 per share, plus any declared but unpaid dividends, (i.e., a 1x liquidation preference) or (ii) such amount per share that would have been paid as if the Series A preferred stock had been converted to common stock immediately prior to the liquidation event.

Based on the above, the stated liquidation preference was equal to the purchase price of the investment. Further, the Company concluded based on its understanding of the capital structure of IOBS at the time of its investment and based on its negotiations with IOBS prior to making its investment that the entity had sufficient subordinated equity from a fair value perspective to indicate that the liquidation preference was substantive. As such, the Company concluded on the date of its investment that the subordination characteristics of the Series A preferred stock were not substantially similar to the subordination characteristics of IOBS’ common stock. Accordingly, the Company did not evaluate the characteristics in ASC 323-10-15-13(b) through 15-13(c).

Given the Company’s conclusion that the Series A preferred stock was not in-substance common stock as of the investment date and the fact that no reconsideration events have occurred since that date, the Company did not apply the equity method to account for its investment in IOBS. Finally, the Company respectfully advises the Staff that Rule 3-09 of Regulation S-X does not apply to its investment in IOBS because the Company does not account for the investment under the equity method.
Note 11. Variable Interest Entities, page 153
3.    Please revise your future filings to disclose the following information for IOBS:

•	Your maximum exposure to loss as a result of your involvement with this entity, to include how this amount is determined and the significant sources of exposure to the VIE.

•	Discuss any arrangements that could require you to provide financial support or otherwise expose you to a loss.
Refer to ASC 810-10-50-12 and 810-10-50-15.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the most significant source of potential loss related to the VIE results from the Company’s equity investment in IOBS. Although IOBS is also a customer of the Company, the total annual revenues and outstanding accounts receivable from this customer are not material to the Company’s financial statements. Further, the Company does not have any explicit arrangements or implicit variable interests that could require the Company to provide financial support or otherwise expose the Company to a loss. The Company will revise the disclosure in its future filings to include disclosure substantially consistent with the following, using the existing disclosure from its most recent Form 10-Q as an example (dollars in thousands):

“On June 16, 2015, the Company invested $1,750 in Innovative Oncology Business Solutions, Inc. (“IOBS”) in exchange for 1,750,000 shares of IOBS’ Series A preferred stock. IOBS offers community oncology practices an alternative medical home model for oncology patients that improves health outcomes, enhances patient care experiences and significantly reduces costs of care. The shares of preferred stock represent 35.0% of the outstanding equity of IOBS on an as-converted basis. The Company applied the cost method to account for its investment because the preferred stock is not considered in-substance common stock, is not considered a debt instrument as the Company cannot unilaterally demand redemption of the preferred stock and the preferred stock does not have a readily determinable fair value.

U.S. Securities and Exchange Commission
July 31, 2017

As of March 31, 2017 and December 31, 2016, IOBS was considered a variable interest entity. The Company is not the primary beneficiary of IOBS because it only has the right to elect two of five directors. All major decisions of IOBS require the majority vote by the members of the board of directors, including decisions made to manage the business including hiring and firing of officers and other critical management functions. Therefore, the Company does not consolidate IOBS.
The Company’s maximum exposure to loss as a result of its involvement with IOBS is approximately $1,750, which is primarily composed of the original cost of the investment in IOBS’ Series A preferred stock. No other arrangements exist that could require the Company to provide additional financial support or otherwise expose the Company to a loss.”
* * * * *
If you have any questions or comments regarding this letter, please do not hesitate to contact me at (310) 853-7430 or paul.holt@nanthealth.com.
Sincerely,

/s/ Paul Holt
Paul Holt
Chief Financial Officer

cc:	Patrick Soon-Shiong, Chief Executive Officer, NantHealth, Inc.
Charles C. Kim, General Counsel, NantHealth, Inc.
Marty Waters, Wilson Sonsini Goodrich & Rosati, P.C.